4000 One Williams Center

Tulsa, Oklahoma 74172

918.586.5711 Phone

918.586.8982 Fax

www.cwlaw.com

July 23, 2010

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Corporation

Form 10

Filed May 6, 2010

Amendment No. 1 to Form 10

Filed May 14, 2010

File No. 1-34736

Dear Mr. Schwall:

SemGroup Corporation, a Delaware corporation (the “Company” or “SemGroup”), hereby electronically files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 2 (“Amendment No. 2”) to its Form 10 originally filed May 6, 2010 (File No. 1-34736) (the “Form 10”). The purpose of this letter is to respond to your comments with respect to the Form 10. The headings used herein are the same as those set forth in your letter of June 4, 2010. All page references in the responses below refer to the corresponding pages in Amendment No. 2 unless otherwise indicated.

General

1.	Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Company’s response:

Your general comments are acknowledged, and our responses refer to the page numbers in Amendment No. 2 where disclosure has changed in response to your comments. Amendment No. 2 contains additional revisions to provide updated disclosure where applicable.

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

2.	We note you[r] disclosure regarding an investigation conducted by the bankruptcy court-appointed examiner. Please provide further disclosure regarding the reason your former auditor, “... informed management of the Company that [your former auditor]’s audit report dated March 28, 2008 should no longer be associated with the Company’s consolidated financial statements as of and for the years ended December 31, 2006 and 2007...”

Company’s response:

The disclosure at page 127 provides complete disclosure of the reason the former auditor provided to SemGroup’s management in the letter informing SemGroup that such auditor’s report should no longer be associated with the consolidated financial statements as a result of matters raised in the investigation report dated April 15, 2009 filed by the bankruptcy court’s court-appointed examiner. The complete contents of such letter are set forth almost verbatim in the last two sentences of the third paragraph under the section entitled “Former Independent Registered Public Accounting Firm” on page 127. No further reason was provided by the former auditor to the Company.

3.	Please monitor your need to update financial statements. The financial statements contained within your Form 10 are currently over 135 days old and therefore should be updated. Please update your financial statements to comply with the age requirements Rule 8-08 of Regulation S-X.

Company’s response:

SemGroup’s unaudited condensed consolidated financial statements for the quarter ended March 31, 2010, are included in Amendment No. 2 (pages F-79 through F-107), and the applicable financial information contained in Amendment No. 2 has been updated accordingly.

Forward-looking Statements, page ii

4.	You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain these sections, please revise them to eliminate any suggestion that the statements to which you refer are “forward looking statements” within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E (a)(1) in particular.

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

Company’s response:

SemGroup acknowledges that the safe harbor provisions for forward-looking statements under the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements contained in the Form 10. We have deleted language at page ii referring to such forward-looking statements in future filings, which would be entitled to safe harbor protection, to eliminate any suggestion such statements contained in the Form 10 are within the meaning of forward-looking statements under federal securities laws.

Industry Overview, page 2

5.	Provide independent third party supplemental support for your assertions regarding various aspects of the industry overview, such as the assertions made in regarding the Mexico asphalt industry, the demand for the independent storage industry, and the global demand growth for oil products.

Company’s response:

Contemporaneously herewith, we are separately providing third party supplemental information supporting various aspects of the industry overview pursuant to Rule 12b-4 under the Exchange Act. Pursuant to our telephone conversation earlier this week with Douglas Brown of your office, this information is being sent directly to him.

Operational Hazards and Insurance, page 20

6.	Please expand your disclosure here to specify the insurance levels that you maintain.

Company’s response:

The disclosure has been revised on page 20 to specify the levels of insurance maintained by SemGroup.

Selected Historical Consolidated Financial Data, page 45

7.

We note footnote (1) to the table on page 46, which identifies the balance sheet data as of November 30, 2009 as that of the successor. In this regard, please move the vertical line dividing the successor financial data from the predecessor financial data, currently located between the data as of December 31, 2009 and as of November 30, 2009

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

columns, to between the data as of November 30, 2009 and December 31, 2008 columns for the bottom half of the table disclosing balance sheet data only to be consistent with the footnote disclosure.

Company’s response:

The table on page 46 has been revised to add separate headings for the balance sheet data to better identify successor financial data and predecessor financial data.

Results of Operations, page 52

8.	We note that your discussion of results of operations combine the results of the 11 months ending November 30, 2009 with the results of the one month ending December 31, 2009. We believe the combination of the operations of SemGroup, the predecessor combined with SemGroup, the successor, is not appropriate. Please revise your analysis to separately discuss the results for the successor and predecessor entities.

Company’s response:

The discussions of results of operations on pages 56 through 66 have been revised to separately discuss the results for the successor and predecessor entities.

Results of Operations by Reporting Segment, page 56

9.	You state on page 57 that general and administrative expenses include a decrease in corporate overhead due to bankruptcy, which was reflected as a decrease in the corporate overhead allocation within the SemCrude segment. However, on page 60, you state the general and administrative expenses increased due to an increase in allocated corporate overhead in 2009 versus 2008. As some segments experienced an increase in corporate overhead, while other segments experienced a decrease in corporate overhead, the overall basis for allocation of corporate overhead among your segments is unclear. Please expand your disclosures to discuss how management allocates corporate overhead to each segment and why specific segments have experienced inconsistent trends from period to period.

Company’s response:

A discussion of general and administrative expenses has been added at page 55 to provide disclosure of management’s basis for allocating general and administrative expenses among the

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

reporting segments, and additional clarifying disclosures have been made to general and administrative expenses under the “Results of Operations by Reporting Segment” on pages 56, 59, 63 and 65 in response to your comments.

Long-Term Debt Prior to Emergence Date, page 73

10.	We note the disclosure regarding allegations by the U.S. Bankruptcy Court that the company may have violated certain covenants under your credit agreements due to certain of your commodity trading practices. Please revise to discuss the allegations and any risk its commodity trading will cause a violation of your covenants under your credit agreements in light of your current operations. In addition, discuss the processes and controls you have in place to prevent the risk associated with your commodity trading causing you to violate covenants under your credit agreements.

Company’s response:

Additional disclosure has been added at page 73 concerning the covenants under the credit agreement alleged by the court-appointed examiner to have been violated. Disclosure of the processes and controls that SemGroup has in place with respect to its commodity trading activities has been added at page 73, which disclosure addresses the mitigation of the risk that such activities may cause SemGroup to violate covenants under its existing credit agreements.

Quantitative and Qualitative Disclosures about Market Risks, page 76

11.	We note your reference to, “Business—Risk Governance and Comprehensive Risk Management Policy,” but were unable to find such a section in the filing. Please provide a cross reference to the page number for the section discussed.

Company’s response:

A cross-reference to page 19 has been added to the reference to “Business—Risk Governance and Comprehensive Risk Management Policy” at page 77.

Compensation Consultants, page 93

12.	We note that the peer group disclosed is based on your projected 2009 revenue. Please discuss whether your projected and actual revenue were similar for 2009 and whether the peer group would have changed if the companies had been selected based on actual revenue.

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

Company’s response:

Additional and clarifying disclosure has been added at page 93 to address your comment.

13.	We note that following the engagement of Longnecker & Associates, Towers Watson was engaged by management. Please revise to clarify when Towers Watson was engaged by management.

Company’s response:

Towers Watson was engaged in March 2010 and disclosure of that date has been added at page 94.

14.	Please revise to include the full company name for “Mercer.”

Company’s response:

The full company name for Mercer (US) Inc. has been added at page 94.

Compensation Methodology, page 95

15.	We note that the compensation committee reviews compensation data from various sources to design your compensation program. Please revise to clarify what data and companies were used in finding the 50th percentile of the market data and whether the peer group was used in making your determination.

Company’s response:

The discussion at page 95 has been revised to provide additional clarification in response to your comment.

Base Pay, page 96

16.	We note that the “market media” was obtained from Longnecker on which the base pay for your named executive officers was based. Please clarify the term “market median.” In particular, please indicate whether the peer group was used to determine the “market median.” Further, provide the names of the companies, industry group represented, and basis for the use of the group of companies used in determining the “market median.”

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

Company’s response:

Additional disclosure has been provided at pages 95 and 96 in response to your comment.

Transactions with Related Persons, page 112

17.	We note your disclosure of related transactions with Blueknight Energy Partners, L.P. Please revise to clearly discuss any continuing relationship with Blueknight Energy Partners, L.P. In particular, discuss the Throughput Agreement, Terminalling Agreement and Shared Services Agreement and whether the agreements are still in effect.

Company’s response:

The disclosure of related transactions with Blueknight Energy Partners, L.P. has been revised at page 113 to identify agreements that are still in effect in response to your comment.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

18.	Please revise your consolidated statements of operations and comprehensive income (loss) to eliminate the measure “gross margin (deficit), exclusive of depreciation,” or to revise the measure to include depreciation and amortization. “Gross margin” is recognized in GAAP as revenue less cost of sales, including depreciation and amortization. As such, your measure represents a non-GAAP measure and may not be presented on the statements of operations. You may refer to SAB Topic 11:B and SAB Topic 7:D for further guidance. If you believe this measure should be presented in your segment footnote, then it is appropriate to discuss it in MD&A on a segment basis. However, it should be renamed to avoid investor confusion. Additionally, it should be identified as a non-GAAP measure and be accompanied by the disclosure required by Item 10 of Regulation S-K if you continue to report it on a consolidated basis.

Company’s response:

The consolidated statements of operations and comprehensive income (loss) have been revised to eliminate the measure “gross margin (deficit), exclusive of depreciation.” In addition,

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

the caption “cost of sales, exclusive of depreciation” has been changed to “costs of products sold, exclusive of depreciation and amortization” and included within “total expenses.” Similar changes were made to the condensed combined statements of operations of the U.S. Debtors in Note 9 and the condensed combined statement of operations of the Parent Companies in Note 15, and the “gross margin (deficit)” measure was removed from Note 10. Corresponding changes have also been made to the unaudited pro forma consolidated statement of operations of SemGroup, L.P., the combined statement of operations of SemCAMS ULC and SemCanada Crude Company, the selected historical consolidated financial data within Item 2, and the tables within the Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 2.

Note 4 – Investment in Non-Consolidated Subsidiaries, page F-16

19.	Please provide your analysis supporting your decision to deconsolidate certain subsidiaries beginning July 22, 2008, to account for them using the cost method, rather than the equity method, and to reconsolidate SemCams and SemCanada Crude beginning November 30, 2009. Please provide the relevant facts to support your decisions as well as the authoritative technical accounting support.

Company’s response:

On July 22, 2008, the Company’s Canadian subsidiaries (the “Canadian Subsidiaries”) filed an application for protection under the Companies’ Creditors Arrangement Act (the “CCAA”), which is the Canadian federal law under which insolvent companies may apply for protection to restructure their business and financial affairs. The CCAA proceedings were carried out under the supervision of the Court of Queen’s Bench of Alberta (the “Court”), which appointed a monitor. As an officer of the Court, the monitor’s role was to monitor the Canadian Subsidiaries’ business and financial affairs to ensure compliance with the law, the court orders and the terms of the plan. Because of the control exercised by the monitor, the Company believes that consolidation was no longer appropriate, beginning with the date the Court accepted the application for protection, based on FASB Accounting Standards Codification (“ASC”) 810-10-15-10, which states that “a majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner – for instance, if … [the] subsidiary is in bankruptcy”. The Company believes that application of the equity method would not have been appropriate, since it did not exercise the significant influence required by ASC 323-10-05-5. The Company therefore believes the cost method was the only appropriate accounting method to apply to its investment in the Canadian Subsidiaries during the time they were operating under the supervision of the Court.

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

On November 30, 2009, the Canadian Subsidiaries’ Plans of Arrangement and Reorganization became effective, and SemCAMS and SemCanada Crude ceased to be subject to the supervision of the Court. The Company continued to hold 100% ownership interests in SemCAMS and SemCanada Crude, and consolidated them again on that date, based on the guidance in ASC 810-10-15-8, which states that the “usual condition for a controlling financial interest is ownership of a majority voting interest.”

The Operating Agreement of Wyckoff Gas Storage Company, L.L.C. (“Wyckoff”) specifies who shall serve in the role of “Manager” of Wyckoff, and gives the Manager broad authority to take actions and make decisions for and on behalf of Wyckoff. The decisions that the Manager is not authorized to make generally require unanimous consent of the owners. Prior to the filing for bankruptcy protection, the Operating Agreement specified that the Company was to serve as Manager. At the time of the Company’s filing for bankruptcy protection, the Company and the other owner of Wyckoff amended the Operating Agreement to name the other owner as Manager. The Company believes it was appropriate to cease consolidating Wyckoff at that time, based on ASC 810-10-15-10, which states:

In some instances, the powers of a shareholder with a majority voting interest to control the operations or assets of the investee are restricted in certain respects by approval or veto rights granted to the noncontrolling shareholder … those rights may be so restrictive as to call into question whether control rests with the majority owner.

The Company owns 100% of SemGroup Holdings G.P., L.L.C. (“Holdings GP”) and has the right to appoint members to its board of directors. Holdings GP owns 100% of SemGroup Holdings, L.P. (“Holdings”). Holdings owned 100% of SemGroup Energy Partners G.P., L.L.C. (“Partners GP”), and had the right to appoint all of the members of its board of directors. Partners GP held the controlling general partner interest in SemGroup Energy Partners, L.P. (“Partners”).

Holdings was party to a loan agreement that gave the lenders the right, if an event of default occurred, to designate the members of the board of directors of Partners GP and to seize Holdings’ ownership interests in Partners and Partners GP, which served as collateral under the loan agreement. During July 2008, the lenders sent to Holdings a notice of event of default, in which the lenders notified Holdings that they would exercise their right to designate all of the members of the board of directors of Partners GP and would reserve their right to seize Holdings’ ownership interests in Partners and Partners GP. The Company deconsolidated Partners and Partners GP at that time, based on the guidance cited above in ASC 810-10-15-10, as the Company had lost control of Partners and Partners GP.

CONNER &WINTERS, LLP

Mr. H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

July 23, 2010

Later during 2009, Holdings filed for bankruptcy protection. The Holdings bankruptcy case was not jointly administered with that of SemGroup, L.P. and its other U.S. subsidiaries. Because the bankruptcy cases were separately administered, the Company believes it was appropriate to deconsolidate Holdings, based on ASC 810-10-15-10, which states: “[a] majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner – for instance, if … [the] subsidiary is in bankruptcy”. The Company’s Plan of Reorganization did not provide for the emergence of Holdings, and Holdings remains in bankruptcy. Currently, Holdings’ only significant asset is approximately $26 million of cash, and the Company does not expect to recover any of this cash when the bankruptcy case is resolved. The notes to the financial statements at page F-17 have been revised to more clearly describe the reason Holdings was deconsolidated.

Closing Comments

The Company will provide the requisite acknowledgements referenced on page 5 of your letter of June 4, 2010, when requesting acceleration of the effective date of the registration statement.

To expedite the conveyance of any additional comments, or if you have any questions, please feel free to call me at (918) 586-8973, at any time.

Very truly yours,

/s/ Robert J. Melgaard
Robert J. Melgaard

cc:	Douglas Brown

Michael Karney

Securities and Exchange Commission

Norman J. Szydlowski

Candice Cheeseman

SemGroup Corporation